

Mail Stop 3561

September 16, 2009

Mr. Eran Rotem
Chief Financial Officer
Tefron LTD.
Industrial Center, Teradyon
P.O. Box 1365
Misgav, 20179
Israel

> **Re: Tefron LTD.**
> **Form F-3**
> **Filed August 21, 2009**
> **File No. 333-161466**

Dear Mr. Rotem:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3 filed August 21, 2009

General

1. It does not appear that you are eligible to make a primary offering under Form F-3 General Instructions I.B.1 or I.B.5, or that this is a transaction that is eligible to be registered under General Instructions I.B.4. Please advise us in detail of your eligibility to register this transaction on Form F-3, or revise your filing and register

the transaction on an appropriate form.  Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 116.20, available at www.sec.gov.

2.    We note that your Form 20-F filed June 30, 2009 indicates that the company's ordinary shares are registered under Section 12(b) of the Exchange Act.  We also note that the New York Stock Exchange filed a Form 25 on January 20, 2009, delisting the company's shares.  Please provide us with your analysis addressing whether the company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act for the previous 12 calendar months, as required by Form F-3 General Instructions I.A.2, and if so, under which section or rule.

3.    We note your risk factor disclosure on page 15 regarding the company's liquidity challenges, and your press release regarding your second quarter financial results filed on Form 6-K on August 21, 2009, indicating a 48% decrease in revenues and a substantial increase in net loss, as compared to your second quarter of fiscal 2008. Please add summary and risk factor disclosure addressing the effect an unsuccessful offering would have on your liquidity position and the impact this would have on your investors, given the company's current financial position.

4.    Your registration statement appears to be incomplete with many blank spaces and missing terms as to your offering.  Please include the missing terms as they become known.  We may have further comment.

5.    In this regard, please clarify when you will set the subscription price and the duration of the exercise period for the stock rights.

Exhibits

6.    Please file an opinion of counsel as to the legality of the securities you are registering prior to requesting acceleration.

*        *        *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Louis Rambo at (202) 551-3289 or David Link at (202) 551-3356 with any questions.

Sincerely,


John Reynolds
Assistant Director


cc:    Perry Wildes, Adv.
       Fax: 972-3-607-4411